# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GRANITESHARES ETF TRUST, CIK 0001689873
CUSIP: 38747R660
Title of class of securities: GraniteShares 2x Long SMCI Daily ETF
Address of issuer's principal executive offices: 222 BROADWAY, 21ST FLOOR, NEW YORK, New York (NY), 10038
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001335730

## Reporting persons
- Mizuho Financial Group, Inc.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Japan (M0); does not affirm membership in a group (box b); sole voting power 492,684; shared voting power 0; sole dispositive power 492,684; shared dispositive power 0; aggregate amount beneficially owned 492,684 (15.2% of the class)
  Comment: Mizuho Financial Group, Inc., and Mizuho Securities, Co., Ltd. may be deemed to be indirect beneficial owners of said equity securities directly held by Rakuten Securities, Inc. which is their affiliated company accounted for the equity method.

## Item 1. Issuer
Name of issuer: GRANITESHARES ETF TRUST
Address of issuer's principal executive offices: 222 BROADWAY, 21ST FLOOR, NEW YORK, NY, 10038

## Item 2. Person Filing
Name of person filing: Mizuho Financial Group, Inc.
Address of principal business office or, if none, residence: 1-5-5, Otemachi, Chiyoda-ku, Tokyo, 100-8176, Japan
Citizenship: Japan

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Parent Holding Company

## Item 4. Ownership
Amount beneficially owned: 492,684
Percent of class: 15.2
Sole power to vote or to direct the vote: 492,684
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 492,684
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Parent Holding Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Signatures
- Mizuho Financial Group, Inc.: /s/ Takahiro Katsura, Takahiro Katsura, Managing Director, Global Corporate Function Coordination Department (05/13/2025)